NEWS RELEASE

P. O. Box 5000
Victoria, Minnesota 55386 USA
952-443-2500
                                       FILED BY HEI, INC. PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT
                                       OF 1933 AND DEEMED FILED PURSUANT
                                       TO RULES 14A-12 AND 14D-2 OF THE
                                       SECURITIES EXCHANGE ACT OF 1934

                                       COMMISSION FILE NO.: 000-12471
                                       SUBJECT COMPANY:  COLORADO MEDTECH, INC.

HEI INC.
P. O. Box 5000
Victoria, Minnesota 55386 USA
952-443-2500

CONTACTS:                                               FOR IMMEDIATE RELEASE
     Anthony J. Fant, CEO
     Donald R. Reynolds, President/COO
     Steve E. Tondera, CFO


     HEI RESPONDS TO COLORADO MEDTECH'S REFUSAL TO HOLD FURTHER DISCUSSIONS

MINNEAPOLIS, OCTOBER 5, 2000 -- HEI, Inc. (Nasdaq: HEII) announced that they have released the following letter for mailing to the Colorado MEDtech Board of Directors.

Gentlemen:

I was greatly disappointed to learn that Colorado MEDtech has rejected our proposal for HEI to acquire Colorado MEDtech in a stock-for-stock combination. Your refusal to allow me to explain our combination proposal personally to you, the Colorado MEDtech Board, and to present our views as to its many benefits suggests you are allowing factors other than the interests of the Colorado MEDtech shareholders to influence your decisions. Rather than "only serv[ing] to make HEI a bigger company", as your CEO asserts, which I believe is a benefit to shareholders, our proposal offers many compelling strategic benefits for the combined company which represents an extraordinary opportunity for your shareholders to maximize the value of their Colorado MEDtech shares.

Your unwillingness to consider our proposal leaves us with no option other than to take our case directly to the Colorado MEDtech shareholders. As the true owners of Colorado MEDtech, they -- and not its board of directors -- should have the right to decide for themselves whether to accept our proposed transaction. As you very well know, the "poison pill" plan that you unilaterally implemented would preclude your shareholders from accepting our proposed exchange offer. We strongly believe that this is contrary to the rights of the Colorado MEDtech shareholders and that the Colorado MEDtech Board should not stand in the way of allowing shareholders to fairly consider our proposal.

We are committed to electing a slate of directors that would remove this "poison pill" plan and restore the Colorado MEDtech shareholders' power to freely choose to accept our transaction or any other transaction that would deliver greater value to the Colorado MEDtech shareholders.

We therefore intend to solicit calls of a special meeting of shareholders from other Colorado MEDtech shareholders (the "Calls"). At this special meeting, Colorado MEDtech shareholders would be asked to vote to remove the current


52154.0003
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members of the board of directors and elect HEI's slate of nominees to replace them. We intend to solicit proxies from other Colorado MEDtech shareholders in connection with the meeting (the "Proxies"). Both solicitations will be made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Securities Exchange Act of 1934. In addition, we will not report on Schedule 13D HEI becoming the beneficial owner of any shares owned by shareholders who execute and deliver Calls and/or Proxies.

We believe that the solicitation of the Calls and Proxies in the manner set forth in the preceding paragraph will not make HEI the "Beneficial Owner" (as that term is defined in the Rights Agreement, dated as of January 14, 1999, between CMED and American Securities Transfer & Trust, Inc., as amended June 22, 2000 (the "Rights Agreement")) of the CMED shares owned by shareholders who execute and deliver a Call and/or Proxy. In particular, the Rights Agreement provides that a person shall not be the "Beneficial Owner" of the securities of another person "if the agreement . . . to vote such security arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act and is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report)."

Please confirm that you agree with our understanding that a solicitation of Calls and a solicitation of Proxies by HEI in accordance with the applicable rules and regulations promulgated under the Securities Exchange Act of 1934 will not result in HEI becoming the "Beneficial Owner" of the shares owned by CMED shareholders who execute and deliver Calls and/or Proxies. Your confirmation of this understanding will preserve Colorado MEDtech shareholder value by saving both time and expense.

In addition, any interpretation of the Rights Agreement that would bar HEI and other Colorado MEDtech shareholders from exercising their right to demand a special meeting directly conflicts with Section 7-107-102(b) of the Colorado Business Corporation Act, which states that a special shareholders' meeting shall be called "if the corporation receives one or more written demands for the meeting . . . signed and dated by the holders of shares representing at least ten percent of all the votes entitled to be cast on any issue proposed to be considered at the meeting."

If we do not hear from you by October 9, 2000, we intend to seek a court order confirming our interpretation of the Rights Agreement and restraining CMED from adopting a contrary position.

Sincerely,
Anthony J. Fant
Chairman and CEO


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
THIS LETTER IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COLORADO MEDTECH COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY COLORADO MEDTECH COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT HEI EXPECTS TO SEND TO COLORADO MEDTECH SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOT SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.

IN CONNECTION WITH THE EXCHANGE OFFER DESCRIBED IN THIS LETTER, HEI MAY SOLICIT PROXIES FROM ITS SHAREHOLDERS TO APPROVE THE ISSUANCE OF STOCK IN THE EXCHANGE OFFER AND FROM THE SHAREHOLDERS OF COLORADO MEDTECH TO CALL A SPECIAL MEETING AND CAUSE THE ELECTION OF A NEW SLATE OF COLORADO MEDTECH DIRECTORS. THE PARTICIPANTS IN EACH SOLICITATION WILL INCLUDE HEI AND EACH OF THE MEMBERS OF THE HEI BOARD OF DIRECTORS, ANTHONY FANT, ED FINCH, MACK TRAYNOR, STEVE TONDERA AND DAVID ORTLEIB. HEI IS THE BENEFICIAL OWNER OF APPROXIMATELY 9.9% OF THE OUTSTANDING SHARES OF COMMON STOCK OF COLORADO MEDTECH. IN THE EVENT THAT THE EXCHANGE OFFER IS NOT SUCCESSFUL AND HEI SELLS ITS SHARES OF COMMON STOCK OF COLORADO MEDTECH TO AN UNAFFILIATED THIRD PARTY, ANTHONY FANT, HEI'S CHAIRMAN OF THE BOARD, WILL RECEIVE A PORTION OF THE PROCEEDS OF SUCH SALE PURSUANT TO AN AGREEMENT WITH HEI IN WHICH MR. FANT TRANSFERRED HIS COLORADO MEDTECH SHARES TO HEI AT A PURCHASE PRICE AT BELOW MARKET VALUE. HEI EXPECTS TO FILE PROXY STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING SUCH SOLICITATIONS. HEI AND COLORADO MEDTECH SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THE RESPECTIVE PROXY STATEMENTS, WHEN THEY ARE AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION WITH RESPECT TO ANY SUCH SOLICITATION.

HEI AND COLORADO MEDTECH SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT, THE TENDER OFFER STATEMENT AND THE PROXY STATEMENTS REFERRED TO ABOVE, WHEN FILED BY THE COMPANY WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV OR FROM THE COMPANY BY DIRECTING SUCH REQUESTS TO BEACON HILL PARTNERS AT (212) 843-8500.

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HEI, Inc., and Cross Technology, Inc., a wholly owned subsidiary of HEI, Inc., specialize in the custom design and manufacture of high performance, ultraminiature microelectronic devices and high-technology products incorporating those devices. HEI and Cross contribute to their customers' competitiveness in the hearing, medical, communications, wireless smart cards, other RF applications, and industrial markets through innovative design solutions and by the application of state-of-the art materials, processes and manufacturing capabilities.

World Headquarters and Microelectronics Division       PO Box 5000, 1495 Steiger Lake Lane, Victoria, MN 55386
Mexico Division, Customer Service Center               1 Offshore International, 777 East MacArthur Circle, Tucson, AZ 85714
High Density Interconnect Division                     610 South Rockford Drive, Tempe, AZ 85281
Cross Technology, Inc.                                 1546 Lake Drive West, Chanhassen, MN 55317

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FORWARD LOOKING INFORMATION
Information in this news release, which is not historical, includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All of such forward-looking statements involve risks and uncertainties including, without limitation, adverse business or market conditions, the ability of HEI to secure and satisfy customers, the availability and cost of materials from HEI's suppliers, adverse competitive developments, change in or cancellation of customer requirements, and other risks detailed from time to time in HEI's SEC filings.


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